Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in the Company’s registration statement on Form F-4 (File No. 333-274114) initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 21, 2023, as amended (the “Proxy Statement/Prospectus”).

Introduction

The following unaudited pro forma condensed combined financial statements present the combination of the historical financial information of ExcelFin and PubCo adjusted to give effect for the Business Combination between ExcelFin and the PubCo. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined balance sheet as of June 30, 2024, combines the historical balance sheet of ExcelFin and the historical consolidated balance sheet of PubCo, on a pro forma basis as if the Business Combination had been consummated on June 30, 2024, after giving effect to the subsequent July 25, 2024 and October 1, 2024 redemptions of ExcelFin Common Stock, through the completion date of the business combination.

The unaudited pro forma condensed combined statement of operations for the six-month period ended June 30, 2024 combines the historical statements of operations of ExcelFin and the PubCo for such period on a pro forma basis as if the Business Combination had been consummated on June 30, 2024, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•	the historical unaudited financial statements of ExcelFin as of and for the six-month period ended June 30, 2024 and the related notes thereto, included elsewhere in the Proxy Statement/Prospectus;

•

the historical unaudited consolidated financial statements of PubCo as of and for the six-month period ended June 30, 2024 and the related notes thereto, included in PubCo’s Shell Report on Form 20-F filed with the SEC on October 9, 2024; and

•	the sections entitled “ExcelFin’ s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “PubCo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information relating to ExcelFin and PubCo included elsewhere in the Proxy Statement/Prospectus, including the Business Combination Agreement.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and does not necessarily reflect what PubCo’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated.

Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of PubCo. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited transaction accounting adjustments represent management’s estimates based on information available as of the date of this unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The parties believe that the assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the transaction accounting adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

Description of transaction

ExcelFin has entered into the Business Combination Agreement with Tycoon and certain other entities. The purchase price is $300,000,000, subject to certain adjustments, which will be paid in ExcelFin stock at a value of $10.20 per share (29,411,764 PubCo Ordinary Shares valued at $10.20 per share). However, 8,823,529 of the PubCo Ordinary Shares issued to Baird Medical (the “Baird Medical Earnout Shares”) will not vest unless and until within the eighth anniversary of the closing of the Business Combination (a) the volume weighted average price of the PubCo Ordinary Shares on Nasdaq is greater than or equal to $12.50 per share for any 20 trading days within a 30-day trading period or (b) a change of control of PubCo occurs with an implied value at or above $12.50 per share.

Pursuant to the Business Combination Agreement (a) on August 3, 2023, Baird Medical contributed all of the issued shares of Tycoon held by Baird Medical to PubCo and Baird Medical received in exchange therefor 29,411,764 PubCo Ordinary Shares; (b) prior to Closing, Baird Medical will transfer 1,947,058 PubCo Ordinary Shares (which shares shall not include the Baird Medical Earnout Shares) to Newco and the Minority Holders will exchange their ownership interests in Baird Medical for all of the outstanding ownership interests in Newco; and (c) after the special meeting, Merger Sub 1 will merge with and into ExcelFin, with ExcelFin continuing as the surviving entity and wholly-owned subsidiary of PubCo (the “First Merger”) and Merger Sub 2 will merge with and into Newco, with Newco continuing as the surviving entity and wholly-owned subsidiary of PubCo (the “Second Merger”).

On September 30, 2024, the Company entered into (i) a Subscription Agreement with Grand Fortune Capital (H.K.) Company Limited (“GFC”), pursuant to which the Company issued to GFC at the Closing 290,000 Series A convertible preferred shares, par value $0.0001 per share, of the Company (the “Preferred Shares”), for a purchase price of $2.9 million (the “GFC Subscription Amount”) and (ii) a Subscription Agreement with Wu Wenyuan, pursuant to which, Wu Wenyuan must pay a purchase price of $2 million (the “Wu Subscription Amount”) within six months of Closing, in exchange for which the Company will issue to Wu Wenyuan 200,000 Preferred Shares. The GFC Subscription Amount was paid concurrently with the Closing, and the Wu Subscription Amount will be paid within six months after the Closing. At any time on or before the two-year anniversary of the issuance of the Preferred Shares, GFC and Wu Wenyuan may convert all or a portion of their respective Preferred Shares into a number of ordinary shares of the Company per Preferred Share at a conversion ratio equal to the sum of the original issue price of such Preferred Share and all accrued but unpaid dividends thereon, divided by a conversion price of $10.00. The Company may, at any time and at its sole option, choose to repurchase for cash all or a portion of the Preferred Shares, at a price per Preferred Share equal to the sum of 110% of the subscription price of such Preferred Share and all accrued but unpaid dividends thereon.

At the effective time of the Business Combination: (i) each ExcelFin Unit that is issued and outstanding shall be automatically divided, and the holder thereof shall be deemed to hold one share of ExcelFin Class A Common Stock and one-half of one ExcelFin Public Warrant; (ii) each outstanding public shares of ExcelFin Class A Common Stock will be exchanged for one PubCo Ordinary Share; and (iii) the registered holder of each ExcelFin Public Warrant will receive, in exchange for the ExcelFin Public Warrants, an equal number of warrants to purchase one PubCo Ordinary Share upon the same terms as applicable to the ExcelFin Public Warrants. Each share of ExcelFin Class A Common Stock held by the Sponsor or its assignees will be cancelled in exchange for one PubCo Ordinary Share upon the Closing. However, 1,350,000 of the PubCo Ordinary Shares issued to the Sponsor in the Business Combination will not vest unless and until, within the fifth anniversary of the closing of the Business Combination, (a) the volume weighted average price of the PubCo Ordinary Shares on Nasdaq is greater than or equal to $12.50 per share over any 20 trading days within any 30-day trading period or (b) a change of control of PubCo occurs.

In the Second Merger, 1,947,058 PubCo Ordinary Shares transferred by Baird Medical to Newco will be cancelled, and an equal number of PubCo Ordinary Shares will be issued to the Minority Holders.

The per-share valuation of $10.20 utilized in the Business Combination Agreement was set solely for the purposes of determining how many shares to issue in the Business Combination and does not reflect the actual price that the shares may be valued at following the Business Combination.

The Business Combination will be accounted for as a ”reverse recapitalization” in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Under this method of accounting, PubCo will be treated as the “acquirer” for financial reporting purposes. This determination is primarily based on Baird Medical expecting to have a majority of the voting power of the Combined Company, Tycoon conducting the ongoing operations of the Combined Entity, Baird Medical comprising a majority of the governing body of the Combined Company, and Baird Medical’s senior management comprising the senior management of the Combined Company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Baird Medical issuing stock for the net assets of ExcelFin, accompanied by a recapitalization. The net assets of ExcelFin will be stated at historical cost, with no goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be those of Baird Medical.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 30, 2024

(in thousands)

	PubCo (Historical)	ExcelFin (Historical)	ExelFin Redemption 7/25/2024 and 10/01/2024	PIPE Investment		Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	1,502	111		2,900	B	3,383	A	4,039
						(3,860)	H
						3	L
						-

Accounts receivable, net	34,502							34,502
Accounts receivable from related parties	-							-
Inventory	1,119							1,119
Amounts due from related parties	3					(3)	L	-
Prepayments, net	9,853	94						9,947
Total current assets	46,979	205	-	2,900		(477)		49,607
Non-current assets:
Cash and marketable securities held in Trust Account	-	17,103	(13,720)			(3,383)	A	-
Right-of-use assets	662							662
Goodwill	58							58
Prepayments - non-current	5,533							5,533
Deposits and other assets – non-current	122							122
Intangible assets, net	21							21
Income tax receivable		204						204
Deferred taxes assets	756	4						760
Deferred offering costs	985							985
Property and equipment, net	7,887							7,887
Total non-current assets	16,024	17,311	(13,720)	-		(3,383)		16,232
TOTAL ASSETS	63,003	17,516	(13,720)	2,900		(3,860)		65,839
LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ EQUITY (DEFICIT)
Short-term loan	12,934							12,934
Accounts payable and accrued expenses	4,106	7,601				(3,860)	H	7,847
Contract liability	539							539
Excise tax payable		2,243						2,243
Income taxes payable	212							212
Franchise taxes payable		135						135
Accrued offering costs		401						401
Amounts due to related parties	3,308	1,543				(1,543)	D	3,308
Unrecognized tax benefit		183						183
Lease liability	397							397
Deferred tax liabilities	69							69
Long-term loans, current portion	834							834
Working capital loan - sponsor	-	1,297				(1,297)	D	-
Total current liabilities	22,399	13,403	-	-		(6,700)		29,102
Non-current liabilities:
Lease liability	200							200
Long-term loans	1,151							1,151
Deferred underwriting fee payable		1,610					M	1,610
Total non-current liabilities	1,351	1,610	-	-		-		2,961
Total liabilities	23,750	15,013	-	-		(6,700)		32,063
COMMITMENTS AND CONTINGENCIES
Temporary equity:
Common stock subject to possible redemption		16,678	(13,720)			(2,958)	C
Stockholders’ equity (deficit):
Ordinary shares	3							3
Class A common stock		1				4	F	5
Class B common stock		-
Series A Convertible Preferred Shares				4,900	B			4,900
Stock Subscription Receivable				(2,000)	B			(2,000)
Additional paid-in capital	18,850	-				2,958	C	101,507
						(14,176)	E
						2,840	D
						(4)	F
						(13,514)	G
						13,813	I
						351	J
						90,389	K
Statutory reserve	4,557							4,557
Retained earnings (Accumulated deficit)	18,676	(14,176)				14,176	E	(72,363)
						13,514	G
						(13,813)	I
						(351)	J
						(90,389)	K
Accumulated other comprehensive loss	(2,834)							(2,834)
Total controlling shareholder's equity	39,252	(14,175)	-	2,900		5,798		33,775
Non-controlling interests	1							1
Total equity	39,253	(14,175)	-	2,900		5,798		33,776
TOTAL LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ DEFICIT	63,003	17,516	(13,720)	2,900		(3,860)		65,839

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX-MONTH PERIOD ENDED June 30, 2024
(in thousands, except per share data)

	PubCo	ExcelFin	Pro Forma		Pro Forma
	(Historical)	(Historical)	Adjustments		Combined
Revenues	13,137	-	-		13,137
Cost of revenue	1,646	-	-		1,646
Gross profit	11,491	-	-		11,491

Operating costs and expenses:
Research and development expenses	2,027				2,027
Selling and marketing expenses	1,169				1,169
Financial services and administrative fees - related party	-	60			60
Franchise taxes	-	100			100
General and administrative expenses	3,206	2,678			5,884
Total operating costs and expenses	6,402	2,838	-		9,240
Income (Loss) from operations	5,089	(2,838)	-		2,251

Other income (expense):
Interest income	-	451	(451)	AA	-
Interest expense	(239)				(239)
Contingent earn out - Sponsor					-
Subsidiary income	-				-
Other income	6				6
Total other income (expense)	(233)	451	(451)		(233)
Net income (loss) before income tax provision	4,857	(2,387)	(451)		2,018
Income tax provision	(481)	(88)			(569)
Net income/(loss) attributed to controlling shareholder	4,375	(2,475)	(451)		1,449
Less: net income (loss) attributable to non-controlling interests	45				45
Net income (loss)	4,330	(2,475)	(451)		1,404

Period ended June 30, 2024	PubCo Historical	ExcelFin Historical	Combined Pro Formas
Weighted average shares outstanding – common stock	29,412	—	35,728
Weighted average shares outstanding – common stock not including earnout shares	20,588		25,555
Diluted net income per share – common stock	0.15		0.04
Basic net income per share – common stock	0.21	—	0.05
Weighted average shares outstanding – common stock subject to redemption	—	1,961	—
Basic and diluted net income per share – common stock subject to redemption	—	(0.32)	—
Weighted average shares outstanding – common stock	—	5,750	—
Basic and diluted net income per share – common stock	—	(0.32)	—

Six-Month Period ended June 30, 2024 (in thousands, except per share data)	PubCo Historical	ExcelFin Historical	Combined Pro Formas
Weighted average shares outstanding – common stock	29,412	—	35,728
Weighted average shares outstanding – common stock not including earnout shares	20,588		25,555
Diluted net income per share – common stock	0.15		0.04
Basic net income per share – common stock	0.21	—	0.05
Weighted average shares outstanding – common stock subject to redemption	—	1,961	—
Basic and diluted net income per share – common stock subject to redemption	—	(0.32)	—
Weighted average shares outstanding – common stock	—	5,750	—
Basic and diluted net income per share – common stock	—	(0.32)	—

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Description of the Transaction

ExcelFin has entered into the Business Combination Agreement with PubCo and certain other entities. The purchase price is $300,000,000, subject to certain adjustments, which will be paid in ExcelFin stock at a value of $10.20 per share (29,411,764 PubCo Ordinary Shares). However, 8,823,529 of the PubCo Ordinary Shares issued to Baird Medical (the “Baird Medical Earnout Shares”) will not vest unless and until within the eighth anniversary of the closing of the Business Combination (a) the volume weighted average price of the PubCo Ordinary Shares on Nasdaq is greater than or equal to $12.50 per share for any 20 trading days within a 30-day trading period or (b) a change of control of PubCo occurs with an implied value at or above $12.50 per share.

Pursuant to the Business Combination Agreement (a) on August 3, 2023, Baird Medical contributed all of the issued shares of Tycoon held by Baird Medical to PubCo and Baird Medical received in exchange therefor 29,411,764 PubCo Ordinary Shares; (b) prior to Closing, Baird Medical will transfer 1,947,058 PubCo Ordinary Shares (which shares shall not include the Baird Medical Earnout Shares) to Newco and the Minority Holders will exchange their ownership interests in Baird Medical for all of the outstanding ownership interests in Newco; and (c) after the special meeting, Merger Sub 1 will merge with and into ExcelFin, with ExcelFin continuing as the surviving entity and wholly-owned subsidiary of PubCo (the “First Merger”) and Merger Sub 2 will merge with and into Newco, with Newco continuing as the surviving entity and wholly-owned subsidiary of PubCo (the “Second Merger”).

On September 30, 2024, the Company entered into (i) a Subscription Agreement with Grand Fortune Capital (H.K.) Company Limited (“GFC”), pursuant to which the Company issued to GFC at the Closing 290,000 Series A convertible preferred shares, par value $0.0001 per share, of the Company (the “Preferred Shares”), for a purchase price of $2.9 million (the “GFC Subscription Amount”) and (ii) a Subscription Agreement with Wu Wenyuan, pursuant to which, Wu Wenyuan must pay a purchase price of $2 million (the “Wu Subscription Amount”) within six months of Closing, in exchange for which the Company will issue to Wu Wenyuan 200,000 Preferred Shares. The GFC Subscription Amount was paid concurrently with the Closing, and the Wu Subscription Amount will be paid within six months after the Closing. At any time on or before the two-year anniversary of the issuance of the Preferred Shares, GFC and Wu Wenyuan may convert all or a portion of their respective Preferred Shares into a number of ordinary shares of the Company per Preferred Share at a conversion ratio equal to the sum of the original issue price of such Preferred Share and all accrued but unpaid dividends thereon, divided by a conversion price of $10.00. The Company may, at any time and at its sole option, choose to repurchase for cash all or a portion of the Preferred Shares, at a price per Preferred Share equal to the sum of 110% of the subscription price of such Preferred Share and all accrued but unpaid dividends thereon.

At the effective time of the Business Combination: (i) each ExcelFin Unit that is issued and outstanding shall be automatically divided, and the holder thereof shall be deemed to hold one share of ExcelFin Class A Common Stock and one-half of one ExcelFin Public Warrant; (ii) each outstanding public shares of ExcelFin Class A Common Stock will be exchanged for one PubCo Ordinary Share; and (iii) the registered holder of each ExcelFin Public Warrant will receive, in exchange for the ExcelFin Public Warrants, an equal number of warrants to purchase one PubCo Ordinary Share upon the same terms as applicable to the ExcelFin Public Warrants. Each share of ExcelFin Class A Common Stock held by the Sponsor or its assignees will be cancelled in exchange for one PubCo Ordinary Share upon the Closing. However, 1,350,000 of the PubCo Ordinary Shares issued to the Sponsor in the Business Combination will not vest unless and until, within the fifth anniversary of the closing of the Business Combination, (a) the volume weighted average price of the PubCo Ordinary Shares on Nasdaq is greater than or equal to $12.50 per share over any 20 trading days within any 30-day trading period or (b) a change of control of PubCo occurs.

In the Second Merger, 1,947,058 PubCo Ordinary Shares transferred by Baird Medical to Newco will be cancelled, and an equal number of PubCo Ordinary Shares will be issued to the Minority Holders.

The per-share valuation of $10.20 utilized in the Business Combination Agreement was set solely for the purposes of determining how many shares to issue in the Business Combination and does not reflect the actual price that the shares may be valued at following the Business Combination.

Note 2 — Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The historical financial information of ExcelFin and PubCo include transaction accounting adjustments to illustrate the estimated effect of the Business Combination and certain other adjustments to provide relevant information necessary for an understanding of PubCo upon consummation of the Business Combination described herein.

The unaudited pro forma condensed combined financial information includes the effect of the ExcelFin July 25, 2024 and October 1, 2024 redemptions of ExcelFin Common Stock, through the completion date of the business combination.

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the transaction accounting adjustments as any change in the deferred tax balance is assumed to be offset by an increase in the valuation allowance.

Note 3 — Transaction Accounting Adjustments to the ExcelFin and Target Group Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2024

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2024, are as follows, after giving effect to the subsequent July 25, 2024 and October 1, 2024 redemptions of ExcelFin Common Stock, through the completion date of the business combination:

A.	Reflects the reclassification of $3.3 million of cash and cash equivalents held in the Trust Account at the close of the Business Combination that becomes available to fund expenses in connection with the Business Combination or future cash needs of the Company.

B.	Reflects the $4.9 million Series A Preferred Investment ("PIPE Investment") in which $2.9 million was received at closing. Series A convertible preferred investors shall receive shares at $10 which can be converted into ordinary shares on or before two-year maturity. The Series A Preferred shareholders shall receive a 7% cash dividend paid annually.

C.	Reflects the reclassification of approximately $2.9 million of Class A shares subject to possible redemption to permanent equity.

D.	Note converted to stock at $10.20/share

E.	Reflects closing out accumulated deficit

F.	Represents the issuance of 29.4 million shares of the Company's Class A common stock to Tycoon equity holders as consideration for the reverse recapitalization.

G.	Reflects the fair value of the Sponsor earnout.

H.	Reflects the payment of outstanding fees payable for certain legal counsel, accounting services and other service providers at Closing

I.	Sponsor founder shares transferred to non-redeeming shareholders (1,250,000 shares @$11.05 (closing price on June 30, 2024))

J.	Sponsor surrender of warrants in connection with the business combination (11,700,000 Warrants at @$0.03 (closing price on June 30, 2024))

K.	Reflects the fair value of the Target earnout.

L.	Reflects payment of Baird Medical’s debt

M.	Due to ongoing negotiations, the deferred underwriting fees remain outstanding at closing

Note 4 — Transaction Accounting Adjustments to the ExcelFin and Target Group Unaudited Pro Forma Condensed Combined Statement of Operations for the Six-Month Period Ended June 30, 2024

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the six-month period ended June 30, 2024 are as follows:

(AA)	Reflects the elimination of interest income in the Trust Account

Note 5 — Earnings Per Share

Net income (loss) per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination assuming the shares were outstanding since January 1, 2024. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.

The unaudited pro forma condensed combined financial information has been prepared for the pro forma combined company for the period ended June 30, 2024, after giving effect to the subsequent July 25, 2024 and October 1, 2024 redemptions of ExcelFin Common Stock, through the completion date of the business combination.

Six-Month Period ended June 30, 2024 (in thousands, except per share data)	PubCo Historical	ExcelFin Historical	Combined Pro Formas
Weighted average shares outstanding – common stock	29,412	—	35,728
Weighted average shares outstanding – common stock not including earnout shares	20,588		25,555
Diluted net income per share – common stock	0.15		0.04
Basic net income per share – common stock	0.21	—	0.05
Weighted average shares outstanding – common stock subject to redemption	—	1,961	—
Basic and diluted net income per share – common stock subject to redemption	—	(0.32)	—
Weighted average shares outstanding – common stock	—	5,750	—
Basic and diluted net income per share – common stock	—	(0.32)	—

Presented below are the components of outstanding shares as of June 30, 2024, after giving effect to the subsequent July 25, 2024 and October 1, 2024 redemptions of ExcelFin Common Stock, through the completion date of the business combination. (Amounts not in thousands)

	Combined Pro Forma
Public stockholders	288,454	0.8%
Sponsor	4,400,000	12.3%
PubCo	20,588,235	57.6%
Sponsor Loan	278,407	0.8%
Total Basic	25,555,096
Sponsor Earnout	1,350,000	3.8%
Baird Earnout	8,823,529	24.7%
Total Diluted	35,728,625

Presented below are the potentially dilutive share equivalents as of June 30, 2024, after giving effect to the subsequent July 25, 2024 and October 1, 2024 redemptions of ExcelFin Common Stock, through the completion date of the business combination.

Public warrants	11,499,990
Total	11,499,990